On December 29, 2014, shareholders of the
AAM/Cutwater Select Income Fund
approved the re-appointment of Cutwater
Investor Services Corp. d/b/a 'Cutwater
Asset Management' ('Cutwater') as the sub-advisor of the Fund. The percentage of shares outstanding and entitled to vote that were present in person at the meeting were 99% of the Fund. The numbers of shares voted were as follows:


AAM/Cutwater Select Income  Fund
For Against Abstain Total

2,638,754 - - 2,638,754